EXHIBIT 97.01

Braskem

CORPORATE POLICY

Variable Compensation Refund Policy

(Clawback Policy)

Copyright Braskem S.A. Todos os Direitos Reservados.

1. OBJECTIVE	3
2. SCOPE	3
3. REFERENCES	3
4. DUTIES AND RESPONSIBILITIES	3
4.1. BOARD OF DIRECTORS (“BoD” or “Board”)	3
4.2. PERSONNEL AND ORGANIZATION COMMITTEE (“CPO”)	3
4.3. EXECUTIVE BOARD	4
5. POLICY	4
6. Miscellaneous	6
DEFINITIONS	7
Exhibit I	9

1.	OBJECTIVE

This Clawback Policy (“Policy”) establishes the principles and mechanisms for the restitution of certain amounts of Variable Compensation paid by Braskem S/A (“Braskem” or “Company”) to the Executive Officers based on the Company’s Financial Statements that may subsequently be subject to Rectification.

2.	SCOPE

This Policy applies to Executive Officers, with terms of office in progress or after the end of their terms of office, insofar as they have received an Erroneously Granted Compensation, on the terms of this Policy (“Covered Officers”), regardless of whether the Covered Executive has acted with negligence or willful misconduct.

3.	REFERENCES
•	Release No. 33-11126; 34-96159; IC-34732;SEC File No. S7-12-15;
•	New York Stock Exchange (NYSE) Listed Company Manual s. 303A.14.)
4.	DUTIES AND RESPONSIBILITIES
4.1.	BOARD OF DIRECTORS (“BoD” or “Board”)

•	To interpret and enforce this Policy in accordance with the law and other applicable rules, in a final and binding manner;
•	In the event of Rectification of the Financial Statements, to resolve on the restitution of an Erroneously Granted Compensation, including determining the amount and manner of the restitution, pursuant to Sections 5.1 to 5.3 of this Policy; and
•	To resolve on amendments to contents of this Policy.

4.2.	PERSONNEL AND ORGANIZATION COMMITTEE (“CPO”)

•	To support the BoD in interpreting and complying with this Policy, in accordance with applicable law and regulation;
•	In the event of Rectification of the Financial Statements, to evaluate, prior to the resolution by the Board of Directors, the restitution of an Erroneously Granted Compensation and the amount and mode of restitution; and
•	To evaluate, prior to the resolution by the Board of Directors, the changes in the content of this Policy.

4.3.	EXECUTIVE BOARD
•	Inform the CPO and the Board of Directors of the occurrence of a Rectification of the Financial Statements, providing the necessary elements and information for the CPO to evaluate and the Board of Directors to resolve on the restitution of an Erroneously Granted Compensation and the amount and mode of restitution.

5.	POLICY

In case of Rectification of the Company’s Financial Statements, the following rules and mechanisms must be observed for the restitution of the Erroneously Granted Compensation, in accordance with the rules applicable to the subject.

5.1        ERRONEOUSLY GRANTED COMPENSATION

“Erroneously Granted Compensation”, on the terms of this Policy, is considered to be the positive difference between (i) the amount of Variable Compensation actually Received by a Covered Executive, calculated based on the Financial Reporting Metrics of the Company’s Financial Statements that may be subsequently Rectified; and (ii) the amount to which such Covered Officer would be entitled if such Variable Compensation were calculated based on the Financial Reporting Metrics of the Financial Statements after Rectification, without taking into account any taxes paid.

In cases where the Erroneously Granted Compensation is calculated based on (i) the market price of the shares issued by the Company; (ii) in total shareholder return metrics, or (iii) in other cases in which the amount of the Erroneously Granted Compensation cannot be objectively recalculated based on the information contained in the Financial Statements after the Rectification, the following must be observed:

a)	the amount of the restitution will be determined by the Board of Directors, based on a reasonable estimate of the effect of the Rectification on the market price of the shares issued by the Company, on the metrics of total return to shareholders or on any other criteria based on which the Variable Compensation has been calculated and which cannot be objectively recalculated; and

b)	the Company shall maintain, for a period of five (5) years from the resolution of the Board of Directors, the documentation of the determination of this reasonable estimate and provide such documentation to the NYSE.

5.1.1. For the purposes of the provisions of item 5.1, only the Variable Compensation actually Received by the Covered Executive, at any time during the three (3) fiscal years immediately prior to the current fiscal year on the Rectification Date, may be considered an Erroneously Granted Compensation for the purposes of this Policy. In any case, a Variable Compensation shall not be considered an Erroneously Granted Compensation if it was Received by any Covered Executive prior to October 2, 2023. In the event of a change in the closing date of the Company’s Fiscal Year, the Transition Periods must be respected, in accordance with the applicable rules.

5.1.2. For the purposes of this Policy, Rectification Date is the date: (i) on which the Board concludes that the Company is required to carry out a Rectification (regardless of whether such Rectification has been filed with the bodies with jurisdiction as required by law or any applicable rules); or (ii) the determination of an authority or body with jurisdiction (which has not been suspended by an appeal filed by the Company) for the Company to carry out said Rectification.

5.2	FORMS OF RESTITUTION OF AN ERRONEOUSLY GRANTED COMPENSATION

In the event of a Rectification, it will be incumbent upon the CPO, with the support of the Board of Directors, including a legal assessment, to verify the existence of an Erroneously Granted Compensation and, if any, calculate the amount thereof and immediately notify the Board of Directors, also proposing the mode it considers most appropriate for its restitution. The Board of Directors shall resolve on the Erroneously Granted Compensation and, once its receipt is verified, the Board of Directors shall promptly adopt, at its sole discretion, any of the following measures, without prejudice to others necessary to obtain the restitution due:

a) demand reimbursement of the Amount to be Restituted;

b) seek the recovery of the Amount to be Restituted;

c) offset the Amount to be Restituted with any other compensation due or that may be due in the future by the Company to the Covered Executive, subject to applicable law and regulations;

d) cancel any share-based compensation, either granted or not, up to the limit of the Amount to be Restituted; or

e) take any other remedial and recovery action permitted by law.

For clarification purposes, if the measure adopted by the Board of Directors is not sufficient to fully return the Amount to be Restituted, the Board may adopt other measures, cumulatively, until the total Amount to be Restituted is obtained by the Company.

5.3	PROCEDURE TO MAKE THE RESTITUTION

The Company will send written notice to the Covered Executives within 10 business days of the BoD’s decision on the restitution, containing (i) the Amount to be Restituted; (ii) the form of the restitution, pursuant to item 5.2; and (iii) the deadline for the Covered Executive to make the restitution, as the case may be (“Notification”).

5.4	EXCEPTIONS TO THE ENFORCEABILITY OF THE RESTITUTION

5.4.1. The Erroneously Granted Compensation will not need to be refunded if a majority of the Independent Board Members is of the opinion:

(a)	that, by virtue of the adoption of reasonable measures for recovery, the expenses to be incurred with the restitution would exceed the Amount to be Restituted;
(b)	based on a legal opinion, that the restitution of the Erroneously Granted Compensation by the Covered Executives violates the applicable law; or
(c)	that the retirement plan available to the Company’s Members may fail to comply with the requirements required by applicable law or regulation after the restitution.

5.4.2. The resolution of the Independent Board Members must be substantiated and the measures adopted by the Company, including obtaining a legal opinion, must be documented to be provided to the NYSE and other regulatory bodies with jurisdiction.

5.5.	NO INDEMNITY OR INSURANCE

The Company will not indemnify any Covered Officer for the restitution of any Erroneously Granted Compensation. Such prohibition of indemnification includes the payment or reimbursement, by the Company to Covered Executives, of premiums related to insurance policies used to cover losses related to the restitution of any Erroneously Granted Compensation.

6.	Miscellaneous

Members are responsible for knowing and understanding all Guiding Documents applicable to them. Similarly, Leaders are responsible for ensuring that all Members of their team understand and abide by the Guidance Documents applicable to the Company.

The Members that have any questions or doubts regarding this Policy, including the scope, terms, or obligations thereof, must contact their respective Leaders and, if necessary, the Legal Department.

Violations of any of the Company’s Guiding Documents can result in serious consequences to Braskem and the Members involved. Therefore, a failure to comply with this Policy or to report a violation hereof may result in a disciplinary action for any Member involved.

If any Member and/or Third Party becomes aware of a potential violation of this Policy, the Member or Third Party must immediately report the potential violation to the Ethics Line Channel or the Company’s Compliance department. All Leaders must continually encourage their team members to report violations to the Ethics Line Channel.

DEFINITIONS

The following are definitions of capitalized terms used in this Policy and not defined in previous sections of this Policy.

“Independent Director” means a director who is qualified by the General Shareholders’ Meeting as “independent” for the composition of the Board, as applicable, in accordance with the Company’s guiding documents and the rules of the Brazilian Securities and Exchange Commission (CVM), notably CVM Resolution No. 80/22.

“Financial Statements” means the annual financial statements, the quarterly financial information, or any other interim consolidated financial information, prepared by the Company.

“Executive Officers” means any officer or former officer who is or has been listed as an “executive officer” for the purposes of Form 20-F, annually filed by the Company with the SEC.

“Fiscal Year” means the Company’s fiscal year, beginning on January 1st and ending on December 31st.

“Financial Reporting Metrics” means the metrics that are determined and presented in accordance with the accounting principles used in the preparation of the Financial Statements, and any other metrics that are derived in whole or in part from such metrics, including, without limitation, the market price of the shares and total shareholder return metrics (in each case, regardless of whether such measures are presented in the Financial Statements or included in documents filed with the SEC).

“NYSE” means the New York Stock Exchange (NYSE).

“Transition Period” means any transition period that results from a change in the Fiscal Year of the Company during or immediately after the three fiscal years immediately preceding the Rectification Date. A Transition Period occurring between the last day of the Company’s previous Fiscal Year and its new Fiscal Year that comprises a period between nine and 12 months will be considered a full Fiscal Year.

“Received”: The Variable Compensation will be considered Received by the Executive Officer in the Fiscal Year during which the Financial Reporting Metric specified in the Variable Compensation instrument, agreement or plan has been achieved, even if the payment or granting of the Variable Compensation by the Company occurs after such Fiscal Year.

“Variable Compensation” means any compensation (whether in cash or in shares issued by the Company) that is actually received by an Executive Officer and paid by the Company based, in whole or in part, on the achievement of a Financial Reporting Metric, and may include, but will not be limited to, performance bonuses and long-term incentive awards, as well as stock options, stock appreciation rights, restricted shares, or other share-based awards issued by the Company.

“Rectification” (or its variations, such as “Rectified”) means the rectification and resubmission of the Financial Statements due to a material noncompliance by the Company with any financial reporting requirement, on the terms of applicable laws, regulations and rules. For the sake of clarity, the Rectification may pertain to the Financial Statements for the current year upon discovery of the error or to the Financial Statements for years prior to such discovery.

“SEC” means the U.S. Securities Exchange Commission.

“Amount to be Restituted” means (i) the amount of the Erroneously Granted Compensation in Brazilian currency; or (ii) the amount of any gain realized by the Covered Executive on the acquisition, exercise, liquidation, sale, transfer or other disposal of any Erroneously Granted Compensation in the form of shares.

Exhibit I

INSTRUMENT OF ADHESION TO THE VARIABLE COMPENSATION RESTITUTION POLICY

By this instrument (“Adhesion Instrument”) [Name – qualification], the undersigned, as [position], adheres to the Variable Compensation Restitution Policy of Braskem S.A., (“Policy”) and declares:

(i)	To fully know the terms of the Policy, having hereby received a copy, read, understood and fully agreed with its entire content;
(ii)	To be aware that he or she is responsible for the full compliance with all the provisions contained in the Policy, being obliged to reimburse the Company in full and without limitation for all losses resulting from any noncompliance, without prejudice to other applicable sanctions, when applicable;
(iii)	To agree to compensation deductions that may be defined as a means of enabling the Restitution of the Amount to be Restituted; and
(iv)	To agree that the obligations provided for in the Policy will remain in force even after the termination of his or her relationship with the Company, if applicable, and the Company may take all appropriate extrajudicial and judicial measures for the full restitution of the Amount to be Restituted.

São Paulo, [=] [=], [=].

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Signature

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Name

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Date